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                                                                    EXHIBIT 99.1

      LJ INTERNATIONAL REPORTS THIRD-QUARTER NET EARNINGS DESPITE A FALL IN
                                  SALES REVENUE

HONG KONG, March 27 /PRNewswire-FirstCall/ -- LJ International Inc. (Nasdaq:
JADE) posted net earnings of $431,000 or 5 cents a share for the third quarter ended January 31. A filing with the U.S. Securities and Exchange Commission
(SEC) made on 15 March shows that the company realized this modest profit although its sales revenue slid 27.3% to $9,999,000 from $13,761,000 in the year earlier period.

"Given the state of the global economy in our third quarter, LJI considers our net earning of five cents a share marginally acceptable and in line with our own expectations," said LJI's Chief Financial Officer Ringo Ng.

Explaining the decline in sales revenue, Mr. Ng cited a fall in orders from most of its U.S. customers as a result of the downturn in the economy. Gross profit margin for the period narrowed to 32.6% compared with 39.8% for the same period last year. The reduction in selling prices to boost purchases accounted for the lower margin, he added.

"On the positive side, the company's reengineering exercise, initiated after September 11th last year, has started to bear fruit. Our sales, general and administrative costs fell to $2,742,000 from $3,725,000 in the year-ago period," Mr. Ng observed.

"As we continue to reap the benefits of the measures undertaken, we expect costs to continue to drop, and we believe breaking even is attainable by the fourth quarter April 30.

Looking ahead, LJI expects orders to rebound and sales volume to increase in the next fiscal year as the recession in the U.S. economy is showing signs of bottoming out.

There are inherent risks in every business and ours is no exception. In our line of business, uncertainties we face include product demand, the impact of our competitors' products and pricing, changing economic conditions around the world, launch of new products, to name but a few. However, we believe that things have started to pick up and we now have reason to be cautiously upbeat." About LJ International

Built on a proven mine-to-market strategy and unwavering commitment to quality and service, LJ International (Nasdaq: JADE) is today the world's largest publicly-owned designer, manufacturer and marketer of a full range of fine jewelry.

The company is based in Hong Kong with production facilities in south China, where it enjoys tax and labour cost advantages. By leveraging its strategic locations and competitive pricing, LJ International is poised for continuous growth into the future. A disciplined managerial and creative team led by Founder, CEO and President Yu Chuan Yih, guides a diligent workforce into delivering on promises to an ever-expanding base of large, high-volume customers. Forward-Looking Statements

Except for the historical information herein the matters discussed in this press release contain forward-looking statements, including but not limited to future sales. These

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forward-looking statements may involve a number of risks and uncertainties.
Actual results may vary significantly based on a number of factors, including, but not limited to, uncertainties in product demand, the impact of competitive products and pricing, changing economic conditions around the world, release and sales of new products, and other risk factors detailed in the Company's most recent annual report, and other filings with the Securities and Exchange Commission.

/CONTACT: Ringo Ng, Chief Financial Officer, +852-2764-3622, or ringong@ljintl.com, or Betty Ho, Vice President of Corporate Affairs, +852-2170-0001, or betty@ljintl.com, both of LJ International/